                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE:)
  [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER: 1-4014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FINA CAPITAL ACCUMULATION PLAN
        (FORMERLY NAMED THRIFT PLAN OF AMERICAN PETROFINA, INCORPORATED)
                         (SAME ADDRESS AS SHOWN BELOW)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   FINA, INC.
               (FORMERLY NAMED AMERICAN PETROFINA, INCORPORATED)
                               6000 LEGACY DRIVE
                               PLANO, TEXAS 75024

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Fina Capital Accumulation Plan



Date: June 26, 2000                 /s/ CULLEN M. GODFREY
                                    -------------------------------
                                    Cullen M. Godfrey
                                    Vice President, Secretary &
                                           General Counsel

INDEPENDENT AUDITOR'S REPORT

The Pension Committee
FINA Capital Accumulation Plan:
Plano, Texas:

We have audited the accompanying statement of net assets available for plan benefits of the FINA Capital Accumulation Plan as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1998 financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of each fund, and is not a required part of the basic financial statements. The supplemental schedules and supplemental fund information are the responsibility of the Plan's management. Such supplemental schedules and supplemental fund information have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 21, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



The Pension Committee
FINA Capital Accumulation Plan
Plano, Texas:

We have audited the accompanying statement of net assets available for plan benefits of the FINA Capital Accumulation Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan as of December 31, 1998 were audited by other auditors whose report, dated June 21, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Dallas, Texas
May 12, 2000

                         FINA CAPITAL ACCUMULATION PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1999 AND 1998

            (TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS)

                         FINA CAPITAL ACCUMULATION PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1999
                             (THOUSANDS OF DOLLARS)

                                                                                         Supplemental Fund Information
                                                                 ---------------------------------------------------------------
                                                                                               Money
                                                                                U.S. Debt      market      Balanced      Global
                                                                   TOTAL FINA   index fund     fund         fund      equity fund
                                                                     S.A.      (Participant (Participant (Participant (Participant
                                                      Total          ADSs       directed)    directed)    directed)    directed)
                                                      -----       ----------    ---------    ---------    ---------    ----------
Investments, at fair value:
   TOTAL FINA S.A., American Depositary Shares
     (2,606,070 shares; cost of $110,692)          $ 180,470      $ 180,470    $      --    $      --    $      --    $      --
   TOTAL FINA S.A., warrants (438,402
     warrants; cost of $2,726)                        12,494             --           --           --           --           --
   Wells Fargo Nikko U.S. Debt Index Fund
     (388,896 shares; cost of $4,897)                  5,429             --        5,429           --           --           --
   American Balanced Fund, Inc. (753,262
     shares; cost of $11,000)                         10,862             --           --           --       10,862           --
   American New Perspective Global Equity
     Mutual Fund (719,864 shares; cost of $14,436)    21,193             --           --           --           --       21,193
   Wells Fargo Nikko Equity Index Fund (648,402
     shares; cost of $16,743)                         26,364             --           --           --           --           --
   Dreyfus Growth Fund (188,768 shares:
     cost of $5,945.)                                  6,933             --           --           --           --           --
   Money market investments                            9,784          2,750           --        6,751           --           --
   Participant loans                                   6,789             --           --           --           --           --
Cash                                                      --             --           --           --           --           --
Due from (to) other funds                               (199)          (190)          --           --           --           --
Accrued interest receivable                               51             16           --           34           --           --
Dividend receivable                                      285            285           --           --           --           --
Miscellaneous receivables                                132             78           --           --           27           --
                                                   ---------      ---------    ---------    ---------    ---------    ---------
     Plan assets                                     280,587        183,409        5,429        6,785       10,889       21,193
Fees payable                                             (85)           (57)          (2)          (2)          (4)          (6)
Miscellaneous payables                                  (205)          (185)          --           --           --           (5)
                                                   ---------      ---------    ---------    ---------    ---------    ---------
          Net assets available for plan benefits   $ 280,297      $ 183,167    $   5,427    $   6,783    $  10,885    $  21,182
                                                   =========      =========    =========    =========    =========    =========


                                                                    Supplemental Fund Information
                                                                  ---------------------------------
                                                                                         TOTAL FINA
                                                      Equity      Growth                     S.A.
                                                    index fund     fund                    warrants
                                                   (Participant (Participant Participant (Participant
                                                     directed)    directed)     loans     directed)
                                                    ---------    ---------   ---------    ---------
Investments, at fair value:
   TOTAL FINA S.A., American Depositary Shares
     (2,606,070 shares; cost of $110,692)           $      --    $      --    $      --   $      --
   TOTAL FINA S.A., warrants (438,402
     warrants; cost of $2,726)                             --           --           --      12,494
   Wells Fargo Nikko U.S. Debt Index Fund
     (388,896 shares; cost of $4,897)                      --           --           --          --
   American Balanced Fund, Inc. (753,262
     shares; cost of $11,000)                              --           --           --          --
   American New Perspective Global Equity
     Mutual Fund (719,864 shares; cost of $14,436)         --           --           --          --
   Wells Fargo Nikko Equity Index Fund (648,402
     shares; cost of $16,743)                          26,364           --           --          --
   Dreyfus Growth Fund (188,768 shares:
     cost of $5,945.)                                      --        6,933           --          --
   Money market investments                                --           --           --         283
   Participant loans                                       --           --        6,789          --
Cash                                                       --           --           --          --
Due from (to) other funds                                  --           --           --          (9)
Accrued interest receivable                                --           --           --           1
Dividend receivable                                        --           --           --          --
Miscellaneous receivables                                  27           --           --          --
                                                    ---------    ---------    ---------   ---------
     Plan assets                                       26,391        6,933        6,789      12,769
Fees payable                                               (8)          (2)          --          (4)
Miscellaneous payables                                     (1)          --           --         (14)
                                                    ---------    ---------    ---------   ---------
          Net assets available for plan benefits    $  26,382    $   6,931    $   6,789   $  12,751
                                                    =========    =========    =========   =========

See accompanying notes to financial statements.

                         FINA CAPITAL ACCUMULATION PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)


                                                                                       Supplemental Fund Information
                                                                  ---------------------------------------------------------------
                                                                                               Money
                                                                                U.S. Debt      market      Balanced      Global
                                                                  TOTAL FINA    index fund     fund          fund     equity fund
                                                                     S.A.      (Participant (Participant (Participant (Participant
                                                      Total          ADSs       directed)    directed)    directed)    directed)
                                                      -----       ----------    ---------    ---------    ---------    ---------
Investments, at fair value:
   PetroFina, S.A., American Depositary Shares
     (2,917,560 shares; cost of $109,869)          $ 132,019      $ 132,019    $      --     $      --    $      --    $      --
   PetroFina, S.A., warrants (917,956
     warrants; cost of $4,360)                         6,885             --           --            --           --           --
   Wells Fargo Nikko U.S. Debt Index Fund
     (470,549 shares; cost of $5,831)                  6,636             --        6,636            --           --           --
   American Balanced Fund, Inc. (748,276
     shares; cost of $10,812)                         11,793             --           --            --       11,793           --
   American New Perspective Global Equity
     Mutual Fund (640,541 shares; cost of $11,742)    14,700             --           --            --           --       14,700
   Wells Fargo Nikko Equity Index Fund (634,217
     shares; cost of $14,845)                         21,311             --           --            --           --           --
   Brandywine Growth Fund (150,817 shares:
     cost of $4,959.)                                  4,567             --           --            --           --           --
   Money market investments                            8,120          2,201           --         5,919           --           --
   Participant loans                                   6,951             --           --            --           --           --
Cash                                                      34             --           --            --           --           --
Due from (to) other funds                                (95)           (95)          --            --           --           --
Accrued interest receivable                               39             12           --            27           --           --
Dividend receivable                                      218            218           --            --           --           --
Miscellaneous receivables                                 10              6           --            --            1            1
                                                   ---------      ---------    ---------     ---------    ---------    ---------
     Plan assets                                     213,188        134,361        6,636         5,946       11,794       14,701
Fees payable                                             (75)           (27)          (4)           (3)          (7)          (7)
Due to broker                                           (149)          (149)          --            --           --           --
                                                   ---------      ---------    ---------     ---------    ---------    ---------
          Net assets available for plan benefits   $ 212,964      $ 134,185    $   6,632     $   5,943    $  11,787    $  14,694
                                                   =========      =========    =========     =========    =========    =========


                                                               Supplemental Fund Information
                                                     -------------------------------------------------
                                                                                            TOTAL FINA
                                                        Equity      Growth                     S.A.
                                                      index fund     fund                    warrants
                                                     (Participant (Participant Participant (Participant
                                                       directed)    directed)     loans     directed)
                                                      ---------    ---------   ---------    ---------
Investments, at fair value:
   PetroFina, S.A., American Depositary Shares
     (2,917,560 shares; cost of $109,869)             $      --    $      --   $      --   $      --
   PetroFina, S.A., warrants (917,956
     warrants; cost of $4,360)                               --           --          --       6,885
   Wells Fargo Nikko U.S. Debt Index Fund
     (470,549 shares; cost of $5,831)                        --           --          --          --
   American Balanced Fund, Inc. (748,276
     shares; cost of $10,812)                                --           --          --          --
   American New Perspective Global Equity
     Mutual Fund (640,541 shares; cost of $11,742)           --           --          --          --
   Wells Fargo Nikko Equity Index Fund (634,217
     shares; cost of $14,845)                            21,311           --          --          --
   Brandywine Growth Fund (150,817 shares:
     cost of $4,959.)                                        --        4,567          --          --
   Money market investments                                  --           --          --          --
   Participant loans                                         --           --       6,951          --
Cash                                                         --           --          --          34
Due from (to) other funds                                    --           --          --          --
Accrued interest receivable                                  --           --          --          --
Dividend receivable                                          --           --          --          --
Miscellaneous receivables                                     1           --          --           1
                                                      ---------    ---------   ---------   ---------
     Plan assets                                         21,312        4,567       6,951       6,920
Fees payable                                                (10)          --          --         (17)
Due to broker                                                --           --          --          --
                                                      ---------    ---------   ---------   ---------
          Net assets available for plan benefits      $  21,302    $   4,567   $   6,951   $   6,903
                                                      =========    =========   =========   =========

See accompanying notes to financial statements.

                         FINA CAPITAL ACCUMULATION PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1999
                             (THOUSANDS OF DOLLARS)

                                                                          Supplemental Fund Information
                                                ----------------------------------------------------------------------------------
                                                                             Money
                                                             U.S. Debt       market      Balanced        Global          Equity
                                                TOTAL FINA   index fund       fund         fund        equity fund     index fund
                                                    S.A.    (Participant  (Participant  (Participant   (Participant   (Participant
                                      Total        ADSs       directed)     directed)    directed)       directed)     directed)
                                    ---------   ----------  ------------  ------------  ------------   ------------   ------------
Contributions:
   Employees                        $   9,986   $    2,433  $        589  $        467  $      1,296    $     1,667   $     2,677
   Employing companies                  6,871        6,871            --            --            --             --            --
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------
                                       16,857        9,304           589           467         1,296          1,667         2,677
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------


Investment income:
   Dividends                            6,739        6,225            --            --           403            111            --
   Interest                             1,089          133            --           307            --             --            --
   Net appreciation (depreciation)
      in fair value of investments     73,208       50,499           (66)           --            31          5,884         4,505
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------
                                       81,036       56,857           (66)          307           434          5,995         4,505
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------
Transfers between funds                    --        2,303          (872)        2,574        (1,160)           485             2
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------

Withdrawals and expenses:
   In cash and in kind                 30,058       19,123           847         2,498         1,453          1,632         2,068
   Other deductions                       502          359             9            10            19             27            36
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------
                                       30,560       19,482           856         2,508         1,472          1,659         2,104
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------

   Net increase (decrease)
      in fair value of investments     67,333       48,982        (1,205)          840          (902)         6,488         5,080
Net assets available for
   plan benefits:
   Beginning of year                  212,964      134,185         6,632         5,943        11,787         14,694        21,302
                                    ---------   ----------  ------------  ------------  ------------    -----------   -----------
    End of year                     $ 280,297   $  183,167  $      5,427  $      6,783  $     10,885    $    21,182   $    26,382
                                    =========   ==========  ============  ============  ============    ===========   ===========



                                                    Supplemental Fund Information
                                               ----------------------------------------
                                                                           TOTAL FINA
                                                  Growth                       S.A.
                                                   fund                      warrants
                                               (Participant  Participant   (Participant
                                                 directed)      loans        directed)
                                               ------------  -----------   ------------
Contributions:
   Employees                                   $        857  $        --    $        --
   Employing companies                                   --           --             --
                                               ------------  -----------   ------------
                                                        857           --             --
                                               ------------  -----------   ------------
Investment income:
   Dividends                                             --           --             --
   Interest                                              --          622             27
   Net appreciation (depreciation)
      in fair value of investments                    1,648           --         10,707
                                               ------------  -----------   ------------
                                                      1,648          622         10,734
                                               ------------  -----------   ------------
Transfers between funds                                 574         (100)        (3,806)
                                               ------------  -----------   ------------
Withdrawals and expenses:
   In cash and in kind                                  702          684          1,051
   Other deductions                                      13           --             29
                                               ------------  -----------   ------------
                                                        715          684          1,080
                                               ------------  -----------   ------------
   Net increase (decrease)
      in fair value of investments                    2,364         (162)         5,848
Net assets available for plan benefits:
   Beginning of year                                  4,567        6,951          6,903
                                               ------------  -----------   ------------
   End of year                                 $      6,931  $     6,789   $     12,751
                                               ============  ===========   ============



 See accompanying notes to financial statements.

                         FINA CAPITAL ACCUMULATION PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                                           Supplemental Fund Information
                                                 ----------------------------------------------------------------------------------
                                                                                Money
                                                                U.S. Debt       market       Balanced       Global       Equity
                                                  TOTAL FINA   index fund        fund          fund       equity fund   index fund
                                                     S.A.      (Participant  (Participant  (Participant  (Participant  (Participant
                                       Total         ADSs        directed)     directed)    directed)      directed)     directed)
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
Contributions:
   Employees                         $    9,457  $      2,370  $        637  $        514  $      1,339    $   1,507   $      2,261
   Employing companies                    6,758         6,758            --            --            --           --             --
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
                                         16,215         9,128           637           514         1,339        1,507          2,261
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
Investment income:
   Dividends                              3,859         3,278            --            --           389          151             --
   Interest                               1,403           516            --           281            --           --             --
   Net appreciation (depreciation)
      in fair value of investments       34,776        22,794           520            --           803        2,988          4,517
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
                                         40,038        26,588           520           281         1,192        3,139          4,517
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
Transfers between funds                      --        (8,729)          (24)        2,042           (60)         912          1,331
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
Withdrawals and expenses:
   In cash and in kind                   24,666        17,369           405         1,359         1,241         1,301         1,876
   Other deductions                         458           299            12            10            22            22            34
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
                                         25,124        17,668           417         1,369         1,263         1,323         1,910
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
   Net increase (decrease)
      in fair value of investments       31,129         9,319          716          1,468         1,208         4,235         6,199
Net assets available for
   plan benefits:
   Beginning of year                    181,835       124,866        5,916          4,475        10,579        10,459        15,103
                                     ----------  ------------  ------------  ------------  ------------  ------------  ------------
   End of year                       $  212,964   $   134,185    $   6,632   $      5,943  $     11,787  $     14,694  $     21,302
                                     ==========   ===========    =========   ============  ============  ============  ============


                                                      Supplemental Fund Information
                                               -----------------------------------------
                                                                            TOTAL FINA
                                                 Growth                         S.A.
                                                   fund                       warrants
                                               (Participant   Participant   (Participant
                                                 directed)       loans        directed)
                                               ------------   -----------   ------------
Contributions:
   Employees                                   $        829    $       --   $         --
   Employing companies                                   --            --             --
                                               ------------   -----------   ------------
                                                        829            --             --
                                               ------------   -----------   ------------
Investment income:
   Dividends                                             41            --             --
   Interest                                              --           606             --
   Net appreciation (depreciation)
      in fair value of investments                      (78)           --          3,232
                                               ------------   -----------   ------------
                                                        (37)          606          3,232
                                               ------------   -----------   ------------
Transfers between funds                                 137           403          3,988
                                               ------------   -----------   ------------
Withdrawals and expenses:
   In cash and in kind                                  402           449            264
   Other deductions                                       6            --             53
                                               ------------   -----------   ------------
                                                        408           449            317
                                               ------------   -----------   ------------
   Net increase (decrease)
      in fair value of investments                      521           560          6,903
Net assets available for plan benefits:
   Beginning of year                                  4,046         6,391             --
                                               ------------   -----------   ------------
   End of year                                 $      4,567   $     6,951   $      6,903
                                               ============   ===========   ============


 See accompanying notes to financial statements.

                         FINA CAPITAL ACCUMULATION PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1999
                             (THOUSANDS OF DOLLARS)
                                 EIN: 13-1820692
                           SCHEDULE H PART IV LINE 4J

                                                                                                     Current Value
                                                                                                      of Asset on
                                                            Purchase       Selling      Cost of       Transaction
Description of Asset                                         Price          Price         Asset           Date         Gain
--------------------                                        --------       -------      --------     -------------    ------
PURCHASES:

   TOTAL FINA S.A. ADSs* (Non-Participant Directed)         $ 17,856       $    --      $ 17,856     $    17,856      $   --

SALES:
   TOTAL FINA S.A. ADSs* (Non-Participant Directed)         $     --       $16,223      $ 10,558     $    16,223      $5,665


 *Party-in-interest

See accompanying independent auditors' report.

                         FINA CAPITAL ACCUMULATION PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 31, 1999
                                 EIN: 13-1820692
                           SCHEDULE H PART IV LINE 4I



                                                                                                                   Current
                                                                                 Number of        Cost              Value
Identity of Party Involved            Description of Investment                Shares/Units   (In thousands)    (In thousands)
--------------------------            -------------------------                ------------   --------------   ----------------
TOTAL FINA S.A. ADSs*
    (Non-Participant Directed)        American Depositary Shares                  2,606,070   $      110,692   $        180,470
TOTAL FINA S.A. Warrants              Warrants                                      438,402                              12,494
U.S. Debt Index Fund                  Commingled Trust Fund                         388,896                               5,429
Balanced Fund                         Mutual Fund                                   753,262                              10,862
Global Equity Fund                    Mutual Fund                                   719,864                              21,193
Equity Index Fund                     Commingled Trust Fund                         648,402                              26,364
Growth Fund                           Mutual Fund                                   188,768                               6,933
TBC, Inc. Pooled Employee
    Daily Liquidity Fund              Money Market Fund                               9,784                               9,784
Participant Loans*                    Loans to Participants                                                               6,789
                                      ranging from 2000 to 2014 and                           --------------   ----------------
                                      interest rates ranging from 6.5% to 11%                 $      110,692   $        280,318
                                                                                              ==============   ================



 *Party-in-interest

See accompanying independent auditors' report.

                         FINA CAPITAL ACCUMULATION PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


(1)      GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      GENERAL

         The FINA Capital Accumulation Plan (the Plan) operates for the benefit of certain employees of FINA, Inc. (the Company) and its subsidiaries and American Petrofina Holding Company, hereafter referred to as "employing companies." An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. The Company matching contributions will be effective only after one year of employment.

         The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document for more complete information.

         The Plan is administered by the Pension Committee appointed by and acting on behalf of the Board of Directors of the Company. Pursuant to the Plan's trust agreement, an independent trustee (Trustee) maintains custody of the Plan's assets. The Boston Safe Deposit and Trust Company serves as the independent trustee. Hewitt & Associates serves as the independent record keeper.

(b)      BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on an accrual basis using fair values for investments. The fair values of investments other than employee loans are based on closing market quotations or listed redeemable values. Employee loans are valued at cost which approximates fair value. Security transactions are recorded on a trade date basis.

(c)      COSTS RELATING TO INVESTMENT SECURITIES

         Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

(d)      EXPENSES OF ADMINISTERING THE PLAN

         All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its Counsel, accounting fees and record keeper fees, are the responsibility of the Plan. The administrative expenses incurred by the Plan were approximately $398,000 in 1999.

(e)      CONTRIBUTIONS

         Participants may elect to contribute up to 6% of their basic compensation on an after-tax basis (Thrift Contribution), up to 10% on a pre-tax basis (Deferred Compensation Contribution), or a combination of pre-tax and after-tax contributions not exceeding 10% of their basic compensation. If a participant elects to make a Deferred Compensation Contribution, the participant must enter into a basic compensation reduction agreement authorizing the employing company to make such contribution on the participant's behalf.

         For each participant, an employing company will contribute an amount equal to the lesser of the aggregate Thrift and Deferred Compensation Contributions for the pay period or 6% pre-tax of the participant's basic

                         FINA CAPITAL ACCUMULATION PLAN
compensation for the pay period (Matching Contribution). Matching Contributions are reduced by participants' forfeitures.

         Thrift and Deferred Compensation Contributions are paid to the Trustee in cash and Matching Contributions are paid to the Trustee in cash or TOTAL FINA S.A. American Depositary Shares ("ADS").

(f)      PARTICIPANT ACCOUNT

         Each participant's account is credited with his or her contribution, the Company Matching Contribution, and an allocation of Plan earnings and administrative expenses. Allocations are based on the proportion that each participant's account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

(g)      INVESTMENT PROGRAM AND VESTING

         Participants may direct the investment of their Thrift and Deferred Compensation Contributions into a money market fund, U.S. debt index fund, balanced fund, equity index fund, global equity fund, growth fund, or TOTAL FINA S.A. ADSs and the investment of the Matching Contributions into TOTAL FINA S.A. ADSs. Participants become vested in contributions of the employing companies based on years of service with the employing companies as follows:

                   Less than 3 years                      0%
                   3 years                               60%
                   4 years                               80%
                   5 years                              100%

         A description of rights and provisions and an explanation of the treatment of withdrawals, forfeitures and other matters are contained in the Plan document.

         Participation in each investment option at December 31, 1999 and 1998 is presented below. The sum of participation by investment option is greater than the total number of Plan participants making contributions because participation is allowed in more than one investment option.

A summary of participants by investment options follows:

                                                   1999              1998
                                                  ------            ------
         TOTAL FINA S.A. ADSs                      2,235             2,273
         U.S. debt index fund                        521               602
         Equity index fund                         1,311             1,272
         Balanced fund                               918               984
         Global equity fund                        1,133             1,095
         Money market fund                           445               480
         Growth fund                                 613               524
         TOTAL FINA S.A. warrants                  1,054             1,577

         On February 17, 1998, PetroFina, S.A. ("PetroFina") and the Company entered into a definitive agreement and plan of merger pursuant to which the Company would become an indirect, wholly-owned subsidiary of PetroFina.

                         FINA CAPITAL ACCUMULATION PLAN

The merger became effective August 5, 1998. Under the terms of the agreement, current shareholders of the Company, other than PetroFina and its subsidiaries received in exchange for each FINA, Inc. share they held $60 and a warrant entitling the holder to purchase nine-tenths (0.9) of one PetroFina ADS at an exercise price of $42.25 per ADS. Thus, each 10 warrants entitled the holder of those warrants, upon payment of $380.25, to receive nine ADSs. The warrants were exercisable for a period of five years from the effective date of the merger and were listed on the New York Stock Exchange.

         In a series of stock-for-stock transactions occurring during 1999, PetroFina was purchased by Total, S.A. ("Total"), a French publicly-held corporation, who holds approximately 94% of PetroFina's outstanding common stock as of December 31, 1999. The new combined entity was renamed TOTAL FINA S.A. ("TOTAL FINA").

         Effective December 22, 1999, TOTAL FINA USA LLC purchased 100% of APHC's stock from PetroFina. Effective December 31, 1999, TOTAL FINA USA LLC contributed 100% of APHC stock to TOTAL AMERICAN, INC. ("TAI"). TOTAL FINA owns 100% of the stock of TOTAL FINA GESTION which owns 100% of the stock of TOTAL FINA USA LLC which owns 100% of the stock of TAI.

(h)      INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows (in thousands):

         1999:

         (Non-Participant Directed)     TOTAL FINA S.A. ADSs                 $ 180,470

         (Participant Directed)         TOTAL FINA S.A. Warrants             $  12,494
                                        Global Equity Fund                   $  21,193
                                        Equity Index Fund                    $  26,364
         1998:

         (Non-Participant Directed)     TOTAL FINA S.A. ADSs                 $ 132,019

         (Participant Directed)         American Balance Fund                $  11,793
                                        Global Equity Fund                   $  14,700
                                        Equity Index Fund                    $  21,311

The Plan is primarily invested in shares of TOTAL FINA S.A. ADSs. The Plan's investment in TOTAL FINA S.A. ADSs was $180,470,000 for 2,606,070 ADSs, or $69.25 per ADS, at December 31, 1999 and $132,019,000 for 2,917,560 ADSs, or
$45.25 per ADS, at December 31, 1998.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $80,414,000 as follows (in thousands):

          American Depositary Shares      $ 56,857
          Commingled Trust Fund              4,439
          Warrants                          10,734
          Mutual Funds                       8,077
          Money Market                         307
                                          --------
                                          $ 80,414

                         FINA CAPITAL ACCUMULATION PLAN

(i)      LOAN OPTION

         A participant may borrow from his or her Participant Deferred Account an amount which, when added to the greater of the total outstanding balance of all other loans to such Participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant's vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Plan Committee (Committee) may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant's vested interest under the Plan following such withdrawal. At December 31, 1999, employee loans had maturities ranging from 2000 to 2014 and interest rates ranging from 6.5% to 11.0%.

(j)      FORM 5500 RECONCILIATION

         The net assets available for plan benefits and withdrawals reported in the Plan's 1999 Form 5500 are different from the corresponding amounts reported in the accompanying financial statements by $11,500 and $11,500, respectively, as of and for the year ended December 31, 1999. The difference relates to the classification of withdrawals currently payable to participants.

         The net assets available for plan benefits and withdrawals reported in the Plan's 1998 Form 5500 had no differences from the corresponding amounts reported in the accompanying financial statements.

(k)      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(1)      DISTRIBUTIONS

         Participants had requested distributions in the amount of $11,500 at December 31, 1999 that had not yet been approved and processed by the Trustee.

(2)      FORFEITURES

         A participant's nonvested percentage of the participant's allocation of the Plan's matching contribution shall become a forfeiture upon a participant's termination of employment for reasons other than retirement, death or permanent disability. Forfeitures are used to reduce the Company's matching contributions for the Plan year. Forfeitures were approximately $199,000 for 1999.

(3)      FEDERAL INCOME TAXES

         The Plan has obtained from the Internal Revenue Service a determination letter dated March 19, 1996 indicating that the Plan qualifies under the provision of Sections 401(a) and 401(k) of the Internal Revenue Code (Code) and, accordingly, is exempt from Federal income taxes under Section 501(a). The Plan has been amended since receiving the letter. However, the Company and the Plan's tax counsel believe that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

                         FINA CAPITAL ACCUMULATION PLAN

 (4)     PLAN TERMINATION

         Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                 EXHIBIT INDEX

Exhibit
Number              Description
------              -----------
 23.1               Consent of Independent Auditors

 23.2               Consent of Independent Auditors